Digital Ally, Inc.

14001 Marshall Drive

Lenexa, Kansas 66215

May 9, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	DIGITAL ALLY, INC. Registration Statement on Form S-3, as amended File No. 333-271358

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Digital Ally, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Thursday, May 11, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of the securities specified in the Registration Statement by the Registrant.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David E. Danovitch at (212) 660-3060, or in his absence, Joseph E. Segilia at (212) 660-3027. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com and Joseph E. Segilia at jsegilia@sullivanlaw.com.

Sincerely,

/s/ Stanton E. Ross
Stanton E. Ross
Chairman of the Board, Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Joseph E. Segilia, Esq., Sullivan & Worcester LLP